November 2, 2006

Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Epic Bancorp Form 10-K for Fiscal Year Ended December 31, 2005 Filed March 30, 2006 File No. 000-50878

Dear Ms. Connell:

        On behalf of Epic Bancorp (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated October 25, 2006, with respect to the filing referenced above.

        For your convenience, the text of the Staff’s comments is set forth below in bold followed in each case by the response.

Consolidated Balance Sheets, page 56

1.

In your response to comment 1 from our September 14, 2006 letter you state that you do not initially acquire nor hold SBA loans for sale. The statement appears to contradict your disclosure on page 22 that you sell the guaranteed portion of the SBA loans which are approximately 75% to 85% of the originated balance at a premium sale price between 108% and 110% and your disclosure on page 69 that you originate SBA loans for sale to governmental agencies and institutional investors. Please reconcile these statements for us.

Response:

        The discussion of SBA loans on page 22 of The Company’s 2005 Form 10K was intended to be read in conjunction with the discussion regarding Originations, Purchase, and Sales of Loans on page 23 of the 10K. Specifically, SBA sales are conducted within the context of the second paragraph on page 23 which states, in its entirety:

On an ongoing basis, depending on its current asset / liability strategy, the Company sells or participates residential, multifamily, and commercial loans to other financial institutions in the secondary market. Loan sales are dependent on the level of loan originations and the relative customer demand for mortgage loans, which is affected by the current and expected future level of interest rates. Loan sales and participations are an integral part of the Company’s business strategy, as such sales and participations are used to manage the Company’s capital, liquidity and earnings. The level and timing of any future loan sales will depend upon market opportunities and prevailing interest rates.

        The disclosure on page 69 of the 10K was also intended to be read in conjunction with the paragraph cited above and, in management’s opinion, does not preclude the possibility that such loans would not be sold and would remain in the Company’s loan portfolio. In future 10K filings the disclosure in the financial statements will be modified to express the intent stated in the Management’s Discussion and Analysis section.

2.

Please tell us the effect on your balance sheet, income statement and statement of cash flows for the periods presented if you classified your SBA loans as held for sale and accounted for them at the lower of cost or fair value in accordance with SOP 01-6. Refer also to paragraph 9 of SFAS 102.

Response:

        In 2004 and 2005 the Company has sold the government guaranteed portion of SBA 7A loans but has not sold the unguaranteed portion of those loans and has not sold its SBA 504 loans. As stated in our response to your letter dated September 14, 2006, the balance of government guaranteed SBA 7A loans as of December 31, 2005 and December 31, 2004 was limited to $208,563 and $212,143, respectively. These amounts represent the government guaranteed portion of one SBA 7A loan that was originated in June of 2004 and was not sold as of December 31, 2005. These amounts represent 0.05% and 0.06% of loans receivable and 0.05% and 0.05% of total assets as of December 31, 2005 and December 31, 2004, respectively.

        If these loans were classified as available for sale there would have been no effect on the Company’s income statement because the market value of all of the SBA 7A loans originated in 2004 and 2005 were higher than their cost.

        If these loans were classified as available for sale, net cash provided by operating activities would have increased from $5,282,023 to $5,285,605 in 2005, as origination of loans held-for-sale, net of principal payments would have been $7,234,924 and proceeds from sales of loans held-for-sale would have been $7,238,504. Net cash used by investing activities would have increased from $41,328,972 to $41,332,552, as loans originated or purchased, net of repayments, would have increased from $58,206,202 to $58,209,782.

        In 2004 net cash provided by operating activities would have decreased from $5,551,552 to $5,339,409, as origination of loans held-for-sale, net of principal payments would have been $3,339,918 and proceeds from sales of loans held-for-sale would have been $3,127,775. Net cash used by investing activities would have decreased from $118,365,794 to $118,153,651, as loans originated or purchased, net of repayments, would have decreased from $80,421,859 to $80,209,716.

        If you should have any questions or comments with respect to this filing, please do not hesitate to call the undersigned at 415/455-4593.

Very truly yours,

Epic Bancorp

By: /s/ Michael E. Moulton

Michael E. Moulton Executive Vice President & Chief Financial Officer